Mail Stop 6010


      July 15, 2005


Corey G. Prestidge, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue
Suite 3200
Dallas, Texas  75202


Re:	Refocus Group, Inc.

      Schedule 13E-3
      Filed June 16, 2005
      File No. 005-78935

      Schedule 14A
      Filed June 16, 2005
      File No. 333-55042

      Annual Report on Form 10-KSB
      for the fiscal year ended December 31, 2004
      Filed April 6, 2005
      File No. 333-55042

Dear Mr. Prestidge:

      We have reviewed the above filings for issues related to the
Schedule 13E-3 and have the following comments. Where indicated, we think you should revise the documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 13E-3/A
General
1. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Medcare Investment Fund III, Ltd., which appears to be controlled by Medcare GP Corp, Inc., Thomas W. Lyles,
Jr. and James R. Leninger, M.D., beneficially owns more than a majority of the subject company`s voting securities, therefore each of those entities and individuals appear to be an affiliate engaged in the Rule 13e-3 transaction, and would, therefore, be required to comply with the filing, disclosure and dissemination requirements of
Rule 13e-3. See Rule 13e-3(a)(1) and Rule 13e-3(b)(2). Please provide us with your analysis as to why those individuals and entities would not be subject to those requirements or revise the filings as appropriate. In addition, please provide us with your analysis regarding whether any additional officers and directors of the company are affiliates engaged in the going private transaction.
Please note that each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of
Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding paragraph of this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which s/he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of
Exchange Act Release No. 34-17719 (April 13, 1981).
2. Instruction C to Schedule 13E-3 provides, among other things, that the disclosures required by Items 3, 5, 6, 10 and 11 of Schedule 13E-
3 must be provided with respect to the executive officers and directors of each filing person, and each person controlling each filing person. To the extent applicable, please provide the information required by Items 3, 5, 6, 10 and 11 for each person called for by Instruction C with respect to any filing person that you add to your Schedule 13E-3 in response to the prior comment.
3. Please provide an analysis addressing whether the Rule 13e-3 transaction began when the Board entered into the Medcare transaction. See Rule 13e-3(a)(3). In that regard we note your disclosure on page 16 regarding management`s discussions with Medcare.
Item 12.  The Solicitation or Recommendation, page 6

4. Please disclose how each executive officer, director or affiliate of the company currently intends to vote their securities, including any securities for which the person has proxy authority. Refer to
Item 1012(e) of Regulation M-A.
Item 13.  Financial Statements, page 7
5. Please revise to include the summary information required by Item
1010(c)(5) of Regulation M-A.
6. Please be sure to update the filings to incorporate by reference the financial information contained in the subject company`s most recent annual or quarterly reports that it has filed under the Exchange Act prior to finalizing the Schedule 13E-3 and to further update the disclosure as appropriate.
Schedule 14A
General
7. State the date by which consents are to be submitted if state law requires that such a date be specified or if the company intends to set a date. Refer to Item 1(a) of Schedule 14A.
8. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (available on our web site at www.sec.gov). We believe the reverse and forward stock splits are separate matters that should be presented separately on the proxy card for shareholder vote. Please revise to allow shareholders to separately vote on the reverse and forward stock splits, or explain why, based on our telephone interpretation, separation is not required.

Summary Term Sheet, page i
9. Provide a brief statement indicating that stockholders will not have appraisal rights.
Reverse/Forward Stock Split, page i
10. Please clarify in the last bullet point that upon the suspension of the company`s filing obligations under the Exchange Act that the common stock will no longer be eligible for quotation on the OTC Bulletin Board.
Purposes of, and Reasons for, the Reverse/Forward Stock Split, page ii

11. We note the disclosure that the reverse stock split will benefit the company based on a variety of factors, such as the reduction of costs. In this section, please briefly discuss the purpose the transaction serves for the company`s unaffiliated stockholders holding more than 2,000 shares of common stock and as such will not fully participate in the going private transaction as a means of liquidity and who will own what will presumably be more illiquid securities.
Special Factors, page 1
12. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse stock split. See Instruction 2 to Item 1013 of Regulation M-A. In the alternative, relocate the disclosure to that effect that appears on page 30 to this section. See Instruction E to Schedule 13e-3.

13. To the extent practicable, please quantify the estimated costs associated with undertaking the alternative methods of going private discussed.

14. Expand your disclosure regarding the alternatives considered to discuss the other sources of financing/change of control transactions referenced on page 28 that were considered and why the going private transaction was deemed superior.
15. Provide the disclosure required by Item 1013(d) for each filing person, including, but not limited to, each filing person`s interest in the net earnings of the company in terms of both dollar amounts and percentages. See Instructions 3 to Item 13 of Regulation M-A. Fairness of the Transaction, page 12
16. We remind you that each filing person must expressly indicate and discuss whether they believe the transaction is substantively and procedurally fair to unaffiliated shareholders. Refer to Item 8 of
Schedule 13E-3 and Q&A No. 5 in Exchange Act Release No. 34-17719 (April 13, 1981).
17. We note your statement on pages iii and 17 that the Board and the
Strategic Initiatives Committee each adopted the analyses and conclusions contained in the financial opinion. In this section, please note the extent to which any filing person is relying on Hill
Schwartz`s analysis to satisfy any of the Item 1014 requirements. Refer to Item 1014(b) of Regulation M-A and Question & Answers Nos. 5 and 21 in Exchange Release No. 34-17719 (April 13, 1981). Furthermore, please note that a filing person cannot insulate itself from liability by relying upon another`s analyses which do not comply with the specific disclosure requirements of Schedule 13E-3. Finally, we note that the opinion is limited to fairness towards unaffiliated holders being cashed out, and does not address fairness towards unaffiliated holders who will remain as shareholders of the company. Please revise as appropriate.
18. Please provide a discussion of the factors the Board or the Strategic Initiatives Committee considered in determining fairness to explain the extent, if any, to which the fairness determination was based on the factors listed in Instruction 2 to Item 1014 of Regulation M-A, including net book value, going concern value and liquidation value. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $0.35 per share to be paid to the unaffiliated shareholders, the discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. To the extent the Board did not consider one or more of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, state that and explain why the factor(s) were not deemed material or relevant. See
Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719. See Item 1014(b) of Regulation M-A and Questions 20 and 21 in
Exchange Act Release No. 17719 (April 13, 1981).
19. In addition, clarify how the Board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Items 1014(c), (d) and (e) of Regulation M-A and the lack of appraisal rights. Address this point in light of the fact that all the company`s management-related shareholders who will retain their investment in the company are also the affiliates who determined to effectuate the reverse stock split, reject other alternatives and set the price to be paid in lieu of fractional shares.

20. Expand your discussion to explain why this form of going private transaction is fair to unaffiliated shareholders in light of the competing change of control transactions referenced on page 28. Opinion of Financial Advisor, page 16
21. Please file any written materials prepared by Hill Schwartz in connection with its fairness opinion that are not included as exhibits to the filing, including any "board books," draft fairness opinions provided to the Strategic Initiatives Committee or the board of directors and any summaries of presentations made to the Strategic
Initiatives Committee or the board of directors. In addition, each presentation, discussion, or report held with or presented by Hill Schwartz, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. In that regard, it appears that the opinion received from Hill Schwartz for the Medcare transaction may be an Item 1015 report.
22. Please expand the description of the Hill Schwartz fairness opinion to include a summary of the instructions or any limitations given to Hill Schwartz by the company or by any other filing person regarding the preparation of the report. See Item 1015(b)(6) of Regulation M-A.
23. We note the disclosure that the Strategic Initiatives Committee selected Hill Schwartz Spilker Keller LLC to act as financial advisor in connection with the going private transaction, but we also note the disclosure that the Board of Directors had previously selected that firm to act as an advisor in connection with the Medcare transaction and that a fee for a fairness opinion with respect to a going private transaction to be issued within 120 days of the issuance of the fairness opinion relating to the Medcare transaction had already been negotiated. Please revise the disclosure to clarify the method by which the Strategic Initiatives Committee selected Hill
Schwartz to act as the financial advisor with respect to the going private transaction, including whether the Strategic Initiatives Committee considered engaging any alternative advisors.
24. We note the disclosure regarding the activities Hill Schwartz conducted in performing its analysis. Please revise the disclosure to clarify which of these activities were conducted in their entirety again after the issuance of the fairness opinion in connection with the Medcare transaction and which activities were conducted on a "bring-down" basis.
25. Please provide the disclosures required by Item 1015(b)(4) of Regulation M-A.
26. We note your reference on page 17, both in the numbered list and in the subsequent paragraph, to information furnished by management, the Board and the Strategic Initiatives Committee to Hill Schwartz.
Disclose all of the non-public financial forecasts that were provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

27. In addition, please expand the numbered list on page 17 to set forth in greater detail the types of information that Hill
Schwartz
considered.
Analysis of the Financial Position of the Company, page 18

28. Please revise to clarify the relevance of this analysis to the proposed going private transaction. In addition, please quantify each element of the analysis.
Comparable Go Private Premium Analysis, page 19

29. Please expand your disclosure to identify the comparable companies, and indicate why they were deemed comparable.
Precedent Transactions Analysis, page 21

30. Please revise to clarify the relevance of this analysis to the proposed going private transaction.
Discounted Cash Flow Analysis, page 21

31. Please revise to clarify the relevance of this analysis to the proposed going private transaction. In addition, please clarify how the advisor determined the growth and discount rates.
Proposal No. 1 - Reverse/Forward Stock Split, page 26

Background of the Reverse/Forward Stock Split, page 27

32. To the extent practical, provide the date of every meeting referenced.

33. Expand your discussion of the background of the reverse stock split to describe all meetings, negotiations, contacts, etc., among board members, executive officers and management. Identify the participants in and initiator of each negotiation or contact, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. Please revise to address the following examples, which are not intended to be an exhaustive list:

* indicate when the Board first began to consider its alternatives;
* disclose who first proposed the possibility of going private and when this occurred;
* explain when, how and with whom the subject of the going private transaction was discussed with Medcare;
* discuss why the Board ultimately chose to pursue a transaction with
Medcare rather than the other potential investor; and
* clarify whether either investor required that the company pursue a going private transaction.

Stock Certificates, page 31

34. Please revise your proxy statement in an appropriate location to disclose the approximate length of time between the time that the Transfer Agent receives a letter of transmittal in proper form and the stock certificate(s) and the date on which the submitting stockholder will receive their cash payment. Please also clarify whether stockholders will receive interest on the cash payments from the effective date of the reverse stock split and the rate of that interest, if any.
Material Federal Tax Consequences, page 32

35. Revise this disclosure to eliminate the reference to it being a
"summary" and "not intended as tax advice." We believe this statement might suggest that stockholders may not rely on the description of material tax consequences included in the document.

Stock Ownership, page 42
36. Please add a column to each of the tables presented in this section to disclose the beneficial ownership of shares taking into consideration the effects of the reverse/forward stock split transactions. Refer to Item 1013(d) of Regulation M-A.
Special Note Regarding Forward-Looking Statements, page 46

37. Please revise to eliminate the references to Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as those statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a going private transaction.

38. Delete the statement that you "undertake no obligation to publicly update any forward looking statements." In the alternative, explain how this position is consonant with your disclosure obligations under the Federal securities laws.
Form 10-KSB for the fiscal year ended December 31, 2004

Note 6 - Separation and Consulting Agreement, page F-20

39. We note in February 2003, the company entered into a separation and consulting agreement with its founder and former Chief Scientist for a maximum term of five years in the total amount of $1,750,000.
From the disclosure, it appears that the company recorded the present value of the future payments of $1,750,000 and allocated the present value of $1,557,625 to each of the four categories listed in note 6--
prepaid consulting payments, prepaid research and development, non-compete agreement and severance costs. Tell us the following in regards to such allocation:
* how the value assigned to the non-compete covenant was determined;
* why the company recorded the present value of the entire consulting agreement in February 2003, the date to which the agreement was signed;
* why was the value of the consulting services to be provided over the next four years reflected as a prepaid asset and not expensed as the services are provided over the term of the consulting agreement;
and
* if the severance payments of $472,261 were paid to Dr. Schachar on the date the separation and consulting agreement was signed and therefore, no future services of Dr. Schachar was to be provided in exchange for the severance payments, tell us why these severance payments were not expensed immediately.

Cite the accounting guidance that the company relied upon.

*       *       *       *
      As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.
      Please contact Tim Buchmiller, Staff Attorney, at (202) 551-3635, or Michael Pressman, Office of Mergers and Acquisitions, at
(202) 551-3345 if you have any questions regarding our comments on the Schedule 13E-3 or Schedule 14A. You may contact David Burton at
(202) 551-3626 or Michele Gohlke, Branch Chief, at (202) 551-3327,
if
you have questions regarding our comments on the Form 10-KSB and related matters.

Sincerely,



Michael Pressman
Attorney-Advisor
Office of Mergers & Acquisitions
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Corey G. Prestidge, Esq.
Jenkens & Gilchrist
July 15, 2005
Page 10